[Letterhead of TICC Capital Corp.]

December 1, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re: TICC Capital Corp. -- File. No. 814-00638
     Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of TICC Capital Corp. (the *"Company"*), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1. a copy of Rider No. 3 to the fidelity bond covering the Company, which includes a statement as to the extended period for which premiums have been paid; and

2. a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the extension of the current amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (203) 983-5275.

         Very truly yours,

         TICC CAPITAL CORP.

         /s/ Bruce L. Rubin
         Bruce L. Rubin
         Secretary

Enclosures

31805250.1

CERTIFICATE OF SECRETARY

The undersigned, Bruce L. Rubin, Secretary of TICC Capital Corp., a Maryland corporation (the *"Company"*), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the *"SEC"*) in connection with the filing of Rider No. 3 (the *"Rider"*) to the Company's fidelity bond (the *"Bond"*) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the extension of the current amount, type, form and coverage of the Bond pursuant to the Rider.

4. Premiums have been paid for the period November 21, 2014 to May 21, 2016.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 1st day of December, 2015.

/s/ Bruce L. Rubin
Bruce L. Rubin
Secretary

Approval of Extension of Current Fidelity Bond

 WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the **"1940 Act"**), and Rule 17g-1(a) thereunder, requires each business development company (a **"BDC"**), such as TICC Capital Corp. (the **"Company"**), to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a **"covered person"**); and

 WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a **"single insured bond"**), or (iii) a bond which names the Company and one or more other parties as insureds (a **"joint insured bond"**), as permitted by Rule 17g-1; and

 WHEREAS, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the **"Disinterested Directors"**) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule which are described in the accompanying memorandum attached hereto; and

 WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices; and

 WHEREAS, the Board of Directors, including all of the Disinterested Directors, have received and reviewed a copy of the current fidelity bond issued by ICI Mutual Insurance Company, a reputable fidelity insurance company, in the amount equal to $1,250,000 (the **"Current Fidelity Bond"**), which is attached hereto as an exhibit; and

 WHEREAS, the Board of Directors, including all of the Disinterested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board of Directors, including such Disinterested Directors;

NOW THEREFORE BE IT RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that the terms of the Current Fidelity Bond, attached hereto as an exhibit, including the amount of coverage, the form and premium for such bond be, and hereby are, approved; and

FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that Authorized Officers be, and hereby are, authorized by and on behalf of the Company to negotiate, execute and deliver such documents or agreements as may be necessary to cause an extension of the Current Fidelity Bond (the *"Extended Fidelity Bond"*) to be issued by ICI Mutual Insurance Company prior to the expiration of the Company's Current Fidelity Bond; provided, that (i) such Extended Fidelity Bond is issued on substantially the same terms and conditions as the Current Fidelity Bond, including with respect to the amount of coverage and form for such bond, and (ii) the premium for the Extended Fidelity Bond is no greater than 110% of the premium paid for the Current Fidelity Bond; and

FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that the terms of the Extended Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are approved; provided, that such Extended Fidelity Bond is issued in conformity with the foregoing resolution; and

FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that each of the officers of the Company be, and hereby is, authorized to file a copy of the Extended Fidelity Bond with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Secretary and the Chief Compliance Officer of the Company (the *"Authorized Officers"*).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER
TICC Capital Corp		**03663114B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 21, 2015	**November 21, 2014 to May 21, 2016**	**/S/ Joseph Costello**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

    12:01 a.m. on May 21, 2016

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.